EXHIBIT 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation

Waste2Energy, Inc.	Delaware
Waste2Energy Services, Inc	Delaware
Enerwaste Inc.	Delaware
Enerwaste International	Washington
Waste2Energy International Ltd.	England
Waste2Energy Group Holdings PLC	Isle of Man
Waste2Energy Europe Ltd.	England
Waste2Energy Holdings PLC	England
W2E Isle of Man Ltd.	Isle of Man
Waste2Energy Engineering Ltd.	Scotland
Waste2Energy Technologies International Ltd.	Isle of Man